Exhibit 8.1

Memorandum

TO:	File
From:	Winstead PC
DATE:	June 30, 2025
RE:	Blackboxstocks, Inc. Tax Opinion – Analysis

All facts set forth in this memorandum are based upon documents provided by Blackboxstocks, Inc., a Nevada corporation, (“BLBX”) and RABLBX Merger Sub Inc., a Nevada Corporation (the “Merger Sub”) listed on Exhibit A, together with the Certificates to Counsel provided to us by BLBX, Merger Sub and REalloys Inc., a Nevada corporation (“REalloys”), in connection with the BLBX’s acquisition of and the Merger Sub’s merger with REalloys (the “Merger”) pursuant to that certain Agreement and Plan of Merger entered into by both parties on March 10, 2025, as subsequently amended (the “Merger Agreement”) and a Registration Statement on Form S-4 originally filed by BLBX with the Securities Exchange Commission (the “SEC”) on April 14, 2025, as subsequently amended, with registration number 333-286507 (the “Registration Statement”).

This memorandum was prepared prior to the closing of the Merger (the “Merger Closing Date”), and addresses whether the Merger qualifies as a tax-free reorganization under Section 368(a) of the Code1, whether the Reverse Stock Split (defined below) qualifies as a tax-free reorganization under Section 368(a) of the Code, and the U.S. federal income tax consequences on the receipt of a CVR (defined below).

The tax opinion, which will be filed as part of the Registration Statement, contains the following opinion:

Based on our examination of the foregoing items and subject to the limitations, qualifications, assumptions and caveats set forth herein, we confirm that the statements in the Registration Statement under the heading “Certain Material U.S. Federal Income Tax Consequences of the Merger – Qualification of the Merger as a Reorganization,” “Certain Material U.S. Federal Income Tax Consequences of the Merger – Material U.S. Federal Income Tax Treatment of the Reverse Stock Split,” and “Certain Material U.S. Federal Income Tax Consequences of the Receipt of Contingent Value Rights,” subject to the limitations and qualifications described therein, insofar as they relate to matters of United States federal income tax law, constitute our opinion of the material United States federal income tax consequences of the transactions described therein.

These sections of the Registration Statement are attached as Exhibit B, Exhibit C and Exhibit D for reference.

[1]	Unless otherwise stated, all references herein to “Section” or the “Code” refer to the Internal Revenue Code of 1986, as amended.

QUESTIONS PRESENTED

1.	Whether the Merger qualifies as a tax-free reorganization under Section 368(a)?

2.	Whether the Reverse Stock Split qualifies as a tax-free reorganization under Section 368(a)?

3.	What is the federal income tax treatment of the receipt of CVRs (as defined below) by BLBX shareholders?

BRIEF ANSWERS

1.	Yes, the Merger should qualify as a tax-free reorganization under Section 368(a) because the Merger would meet the requirements for an A-Reorganization and a Reverse Triangular A-Reorganization.

2.	Yes, the Reverse Stock Split should qualify as a tax-free reorganization under Section 368(a) because the Reverse Stock Split would meet the requirements for an E-Reorganization.

3.	There is substantial uncertainty as to the U.S. federal income tax treatment of the issuance of CVRs. Because the fair market value of the CVR cannot reasonably be ascertained, BLBX may take the position that the issuance of the CVR is an open transaction for federal income tax purposes. Because of the uncertainty, an opinion on the U.S. federal income tax consequences on the receipt of a CVR is unable to be rendered.

STATEMENT OF FACTS

On March 10, 2025, BLBX, Merger Sub, and REalloys entered into the Merger Agreement. The Merger Agreement provided that Merger Sub would merge with and into REalloys, with REalloys continuing as the surviving corporation (the “Surviving Corporation”) and be a wholly-owned subsidiary of BLBX. Following the consummation of the Merger, BLBX will be renamed to “REalloys Inc.” and the Surviving Corporation will be renamed to “Realloys Solution Inc.”

REalloys only has two classes of stock. One is common stock, and the other is Series X Preferred Stock.

BLBX currently has three classes of stock: (i) common stock; (ii) Series A Convertible Preferred Stock (“Series A Stock”); and (iii) Series B Convertible Preferred Stock (“Series B Stock”). Shareholders of common stock and Series A Stock are entitled to vote in the BLBX’s election for its board of directors. Shareholders of common stock are entitled to one vote per share, and shareholders of Series A Stock are entitled to 100 votes per share. Shareholders of Series B Stock are not entitled to vote (and no shares of Series B Stock are currently issued or outstanding). As a part of the Merger, BLBX will authorize Series C Convertible Preferred Stock (“Series C Stock”) that will be used a Merger consideration. The holders of Series C Stock would be entitled to vote with holders of common stock on an as-converted basis, with the number of votes to which each holder of Series C Stock is entitled to be calculated as the stated value of such share of Series C Stock divided by the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) immediately preceding the Subscription Date (as defined in the Certificate of Designations), subject to certain beneficial ownership limitations.

Under the terms of the Merger Agreement, BLBX will acquire REalloys’s issued and outstanding shares of common stock, in exchange for BLBX’s common stock, pursuant to the exchange ratio described in the Merger Agreement. In addition, (i) BLBX will issue Series C Stock to the holders of Series X Preferred Stock in an amount equal to a ratio of one share of Series X Preferred Stock to one share of Series C Stock, (ii) each holder of REalloys’s warrants, worth $38 million, outstanding and unexercised as of immediately prior to the Merger Closing Date will be entitled to receive a number of shares of BLBX common stock equal to the cash amount set forth in such warrant divided by the per share stock price of BLBX on Nasdaq at the Merger Closing Date, and (iii) each holder of REalloy’s SAFEs, worth $2.82 million outstanding as of immediately prior to the Merger Closing Date, will be entitled to receive a number of shares of BLBX common stock equal to the purchase amount (as set forth in such SAFE) divided by the per share stock price of BLBX on Nasdaq at the Merger Closing Date.

In addition to the aforementioned items of merger consideration, each warrant issued pursuant to that certain Securities Purchase Agreement, dated March 6, 2025, that is outstanding and unexercised immediately before the Merger Closing Date will be converted into and become a warrant to purchase BLBX common stock. BLBX shall assume the terms of such warrants.

Prior to the Merger Closing Date, Gust Kepler, the President and CEO of BLBX (and sole holder of Series A Stock) and Leonard Stenheim, President of REalloys, have agreed to enter into a Securities Transfer Agreement, in a form acceptable to both Keppler and Steinhem, in which Keppler will sell 1,634,999 shares of Series A Stock to Steinhem.

Keppler and BLBX will also, prior to the Merger Closing Date, execute an option agreement (the “Option Agreement”), in substantially the same form as included on Exhibit D of the Merger Agreement and included as Exhibit 2.1 to BLBX’s Current Report on Form 8-K filed on March 10, 2025 with the SEC. Under the terms of the Option Agreement, BLBX will have the right to call for redemption and Keppler shall have the right to cause BLBX to redeem all of Keppler’s BLBX Series A Stock in exchange for shares of Series A Stock of Blackbox.io, Inc., a Nevada corporation and wholly-owned subsidiary of BLBX (“Blackbox Operating”). The right to exercise the option granted by the Option Agreement is contingent upon consummation of the Merger.

Finally, prior to the Merger Closing Date, BLBX and Blackbox Operating will execute a Contingent Value Rights Agreement (the “CVR Agreement”) in the form attached as Exhibit E to the Merger Agreement. Blackbox Operating is currently a wholly owned subsidiary of BLBX which holds BLBX’s legacy assets and will continue BLBX’s legacy business operations after the Merger. Prior to the consummation of the Merger, each holder of BLBX common stock (as of a set record date) is entitled to a distribution of one contractual contingent value right (a “CVR”) for each share of BLBX common stock held by such holder. For a period of 24 months following consummation of the Merger, the holder of each CVR is entitled to a cash payment or an in-kind distribution of certain assets if and when certain transactions with respect to Blackbox Operating assets occur. If no such transaction or exercise occurs within the 24-month period, the CVR expires.

Following the Merger, legacy REalloys shareholders will own approximately 92.7% and legacy BLBX shareholders (plus others that have outstanding unexecuted options or warrants to purchase shares of BLBX common stock) will own 7.3% of the fully-diluted equity of BLBX, respectively. BLBX may, subject to the approval of the legacy BLBX shareholders undergo a reverse stock split (the “Reverse Stock Split”), with respect to its common stock, with the intention of increasing BLBX’s stock price to at least $4.00 per share to meet Nasdaq listing requirements.

On April 14, 2025, BLBX filed the Registration Statement with the SEC. On May 12, 2025, the SEC responded with comments. One comment in particular requires filing a tax opinion to support the assertion that the Merger constitutes a reorganization within the meaning of Section 368(a) and the U.S. federal income tax consequences on the receipt of a CVR. This opinion discusses (i) that the Merger should constitute a Reverse Triangular A-Reorganization; (ii) that the Reverse Stock Split should constitute an E-Reorganization; and (ii) that due substantial uncertainty, an opinion is unable to be issued on the U.S. federal income tax consequences on the receipt of a CVR.

MERGER ANALYSIS

No gain or loss shall be recognized if stock in a corporation party to a reorganization are, in pursuance of the plan of reorganization, exchanged solely for stock in such corporation.2

A reorganization under Section 368(a)(1)(A) of the Code is defined as a statutory merger (an “A-Reorganization”).3 However, the Merger does not qualify as a straight A-Reorganization because it uses BLBX stock as consideration instead of Merger Sub stock.

Nevertheless, under Section 368(a)(2)(E), a transaction that otherwise qualifies as an A-Reorganization shall not be disqualified if stock of a controlling corporation which before the merger was in control of the merged corporation is used in the transaction if (1) immediately after the transaction, the surviving corporation holds substantially all of its assets, as well as those of the merged corporation; (2) the target’s former shareholders receive voting stock of the controlling corporation; and (3) in exchange, the controlling corporation receives enough stock in the surviving corporation to be in control of such corporation (a “Reverse Triangular A-Reorganization”).4

Accordingly, for the Merger to meet the requirements of a Reverse Triangular A-Reorganization, the Merger must (1) otherwise meet the requirements for an A-Reorganization; and (2) meet the requirements for Reverse Triangular A-Reorganizations. Because the Merger meets these requirements, subject to the discussion below, the Merger should qualify as a Reverse Triangular A-Reorganization.

[2]	I.R.C. § 354(a).
[3]	I.R.C. § 368(a)(1)(A).
[4]	Id. § 368(a)(2)(E).

I.	The Merger should otherwise meet the requirements for an A-Reorganization.

An A-Reorganization is a statutory merger. A statutory merger is transaction effected pursuant to the statue or statutes necessary to effect the merger.5 The statutory definition of an A-Reorganization is quite broad and there are no restraints on the amount of assets that must be transferred or on the type of acquisition consideration transferred to a target or its shareholders.

In addition, a valid A-Reorganization must also meet several judicial and regulatory requirements, like the (i) business purpose requirement; (ii) continuity of interest requirement; and (iii) continuity of business enterprise requirement.

A. Statutory Merger Under Nevada Law

Nevada, the state of incorporation for both Merger Sub and REalloys, requires that the constituent corporations are parties to a plan of merger, that must, in general, be approved by both corporations’ shareholders and boards of directors.6 Following the approval of the plan of merger, the surviving corporation must file Articles of Merger with the Nevada Secretary of State’s office.7

In the present situation, the Merger Agreement is the plan of merger that is necessary under Nevada law. The boards of directors and the shareholders for both Merger Sub and REalloys have approved the Merger Agreement. Accordingly, since all necessary approvals have been obtained and filings made, the Merger should be a valid statutory merger under the laws of the state of Nevada.

B. Business Purpose

The business purpose doctrine provides that reorganization status will be denied when parties enter into a transaction solely to achieve a particular tax result and not “for reasons germane to the continuance of the corporation’s business that is a party to a reorganization.”8 A transaction that purports to be a reorganization must have a valid business purpose other than a favorable tax outcome.9

BLBX will acquire REalloys to diversify its business and expand its assets. The Merger and future growth of REalloys will help BLBX to maintain its Nasdaq listing. REalloys will benefit from the Merger by having increased access to sources of capital and a broader range of investors. Accordingly, each party to the reorganization should have a valid business purpose for effectuating the Merger.

[5]	Treas. Reg. § 1.368-2(b)(1).
[6]	N.R.S. 92A.100(2).
[7]	N.R.S. 92A.200(1); 92A.230(1).
[8]	T.A.M. 88-03-001 (Sept. 27, 1987); Treas. Reg. § 368-2(g).
[9]	Gregory v. Helvering, 293 U.S. 465, 469 (1935).

C.	Continuity of Interest

The purpose of the continuity of interest requirement is to prevent transactions that resemble sales from qualifying for nonrecognition of gain or loss available to corporate reorganizations.10 Continuity of interest requires that a reorganization preserve a substantial part of the value of the target corporation’s proprietary interests.11 A proprietary interest in the target corporation is preserved if, in a reorganization, such interest is exchanged for a proprietary interest in the acquiring corporation.12

The Treasury Regulations provide an example where a reorganization meets the continuity of interest requirement when the issuing corporation acquires at least 40% of the target corporation’s total equity value, and in exchange, the issuing corporation delivers an equity interest in itself to the target corporation.13 A reorganization does not preserve the target corporation’s proprietary interest if the issuing corporation acquires that interest for consideration other than stock of the issuing corporation or the target corporation redeems stock of the issuing corporation furnished in exchange for the target corporation’s proprietary interest in the reorganization.

Here, the Merger meets the continuity of interest requirement. The consideration received by REalloys’s shareholders is 100% BLBX stock. Moreover, shareholders of REalloys will not redeem stock of BLBX that such shareholders will receive. Therefore, the Merger should preserve a substantial part of REalloys’s proprietary interests.

D.	Continuity of Business Enterprise

The purpose of the continuity of business enterprise requirement is to ensure that reorganizations are limited to readjustments of continuing interests in property under a modified corporate form.14 Continuity of business enterprise requires the acquiring corporation to continue the target corporation’s historic business or to use a significant portion of the target corporation’s historic business assets in a business.15

Following the Merger, REalloys will be wholly-owned by BLBX. REalloys will survive the Merger and not be dissolved, and will continue to operate as it does today. The parties intend to invest significant resources and capital into growing REalloys’s future operations. Accordingly, the acquiring corporation, BLBX, should continue the historic business of the target corporation, REalloys.

[10]	Treas. Reg. § 1.368-1(e)(1).
[11]	Treas. Reg. § 1.368-1(e)(1).
[12]	See Treas. Reg. § 1.368-1(e)(1).
[13]	Id. § 1.368-1(e)(2)(v), Ex.1.
[14]	Treas. Reg. § 1. 368-1(d).
[15]	Id. § 1.368-1(d).

II.	The Merger should meet the requirements for a Reverse Triangular A-Reorganization.

A Reverse Triangular A-Reorganization requires that the surviving corporation hold substantially all of its assets and the assets of the merged corporation’s assets. In addition, the target’s former shareholders must receive voting stock of the controlling corporation of the merger subsidiary and in exchange, the controlling corporation must receive enough stock of the surviving corporation to be in control.16

A.	Substantially All Assets

The surviving corporation in a Reverse Triangular A-Reorganization must hold substantially all of its assets and the assets of the merged corporation.17 To hold substantially all of its assets and the merged corporation’s assets, the surviving corporation must hold at least 70% of the target’s gross assets and at least 90% of the net assets of the merged corporation’s assets.18 Stock of the controlling corporation that is distributed in the transaction is disregarded for these purposes.19

The Surviving Corporation will retain the assets of REalloys. Moreover, Merger Sub, which will cease to exist, has no assets. Accordingly, the Surviving Corporation should hold the necessary assets to meet this requirement.

B.	BLBX Voting Stock

A Reverse Triangular A-Reorganization requires that the former shareholders of the target receive voting stock of the parent corporation of the merger subsidiary.20 To be considered voting stock, the stock generally must have the current right to vote in the election of corporate directors.21 Reverse Triangular A-Reorganizations allow the receipt of items that are other than voting stock as long as 80% of the target’s stock is acquired with voting stock.22

The consideration under the Merger Agreement is the BLBX’s common stock and Series C Stock. Each share of the BLBX’s common stock is entitled to one vote in matters on which the shareholders are entitled to vote, including a vote for BLBX’s directors. In addition, Series C Stock is entitled to vote with BLBX common stock on an as-converted basis, with the number of votes to which each holder of Series C Stock is entitled to be calculated as the stated value of such share of Series C Stock divided by the Nasdaq Minimum Price. Accordingly, BLBX common stock and the Series C Stock appear to have voting rights.

[16]	I.R.C. § 368(a)(2)(E).
[17]	Id. § 368(a)(2)(E)(i)
[18]	Treas. Reg. § 1.368-2(j)(3)(iii) (defining “substantially all” with the same meaning as purposes of Section 368(a)(1)(C)).
[19]	Treas. Reg. § 1.368-2(j)(3)(iii).
[20]	I.R.C. § 368(a)(2)(E)(ii).
[21]	See Hermes Consol., Inc. v. United States, 14 Cl. Ct. 398, 405 (1988); Rev. Rul. 69-126, 1969-1 C.B. 218.
[22]	Treas. Reg. § 1.368-2(j)(4).

However, at the Merger Closing Date, BLBX’s common stock and Series C Stock issued in the transaction will represent approximately 14.4% and 1% share of the vote on all matters submitted to a vote of the shareholders, respectively. This is despite the fact that these shares represent approximately 94.47% of the aggregate shares in BLBX's capital structure. This is due to BLBX Series A Stock which gets 100 votes per share, which will represent approximately 84.6% of the votes on all matters submitted to a vote of the shareholders, at the Merger Closing Date. If Keppler choses to exercise the option found in the Option Agreement, then the breakdown of the votes on all matters submitted to a vote of the shareholders will be (1) 71.2% for the Series A Stock; (2) 27.0% for the common stock; and (3) 1.8% for the Series C Stock.

It is not clear if the disparity between the number of shares of BLBX common stock and Series C Stock and the associated voting rights would cause BLBX common stock or Series C Stock to be treated as other than “voting stock” for federal income tax purposes. Two secondary sources raise the possibility that a significant disparity between voting power and ownership could allow the IRS to assert that the stock is not “voting stock” for these purposes.23 Neither source cites any law that is on point, however, nor does there appear to be any case or ruling addressing the issue.

The entirety of BLBX ’s stock that will be exchanged in the Acquisition has the ability to vote for directors. However, given its relatively small voting power, it is not free from doubt that the IRS would agree that it is “voting stock” for purposes of a Reverse Triangular A-Reorganization.

C.	Control of Surviving Corporation

Immediately after the transaction, the parent of the merger subsidiary must be in control of the target.24 Control, in this instance, means acquiring at least 80% of the target’s total combined voting power and at least 80% of the total number of shares of all other classes of stock of the target.

Because BLBX is acquiring 100% of REalloy’s authorized stock, BLBX will own at least 80% of REalloy’s voting power and other classes of stock, at the conclusion of the Merger. Therefore, BLBX should be in control of REalloys for purposes of a Reverse Triangular A-Reorganization.

[23]	See BNA Portfolio 771-4th: Corporation Acquisitions – (A), (B), and (C) Reorganizations, Section III.C.3.c. (“In this case, the IRS presumably could make a compelling argument that the new class of Acquiror voting preferred stock is, in fact, not voting stock, because its voting rights in relation to its value are insignificant when compared to the voting rights of other classes of Acquiror voting stock.”); see Ginsburg, Mergers, Acquisitions, and Buyout, Volume 2, Section 703.3 (“However, when the stock issued in a reorganization has voting power but the amount of voting power such stock possesses is extremely low compared to the stock’s relative value, might the IRS seek to treat the stock as non-voting for this purpose (e.g., if the P stock issued by P to acquire T has 60% of the overall value, of all P’s stock but only 1% overall of P’s overall voting power)?”).
[24]	Treas. Reg. § 1.368-2(j)(3)(ii) (defining “control” with the same meaning in Section 368(a)(1)(C)).

REVERSE STOCK SPLIT ANALYSIS

A tax-free reorganization also includes a recapitalization (an “E-Reorganization”). An E-Reorganization is generally described as a “reshuffling of a capital structure within the framework of an existing corporation.”25 The IRS has previously ruled that an exchange of common stock for common stock in the same corporation qualifies as an E Reorganization.26 Specifically, a reverse stock split in which each shareholder receives fewer shares than the shareholder surrenders.27

Unlike Reverse Triangular Merger A-Reorganizations, the continuity of interest and continuity of business enterprise requirements do not apply to E-Reorganizations.28 However, an E-Reorganization must have a valid business purpose.29

In Rev. Rul. 72-57, a corporation conducted a reverse stock split so that 10 shares of old five-dollar par value common stock would constitute one share of new fifty-dollar par value common stock. As a result, the shareholders of the corporation received new shares of common stock of the subsidiary corporation and other consideration in exchange for old shares of common stock. The IRS held that the resulting exchange was an E-Reorganization.

In this situation, the Reverse Stock Split would be conducted by exchanging multiple shares of BLBX common stock for a single share BLBX common stock, and would lead to each shareholder of BLBX common stock receiving fewer shares than that shareholder surrendered. Although each shareholder’s total shares of common stock will be reduced, their proportionate ownership of BLBX will not change as a result of the Reverse Stock Split occurred. Accordingly, the Reverse Stock Split appears to be undertaken for a similar purpose to the transaction in Rev. Rul. 72-57, (specifically, simplification of its capital structure) and should qualify as an E-Reorganization.

As noted above, a business purpose for undertaking a reorganization is for a reason that is germane to the continuance of the corporation’s business and for the avoidance of taxes. The regulations speak in terms of a corporate business purpose.30 However, since an E-Reorganization is a reorganization that focuses on one corporation and only changes the types of securities that are held, the line between corporate and shareholder business purposes is sometimes blurred.31

[25]	Helvering v. Sw. Consol. Corp., 315 U.S. 194, 202 (1942).
[26]	See PLR 9412007; Rev. Rul. 72-57.
[27]	Rev. Rul. 72-57.
[28]	Treas. Reg. § 1.368-1(b).
[29]	Id.
[30]	See id. § 1.368-1(b), (c); see id. § 1.368-2(g).
[31]	See Lewis v. Comm'r., 176 F.2d 646 (1st Cir. 1949) (the court held that there was sufficient shareholder business purpose for the reorganization); see also Estate of Parshelsky v. Comm'r., 303 F.2d 14 (2d Cir. 1962) (court held that it could consider both a corporate and shareholder business purpose when conducting an analysis of whether a reorganization occurred).

A corporation has a valid business purpose of undergoing an E-Reorganization to change its capital structure to comply with change in the law. in PLR 200311002, in response to legislation that changed its capitalization requirements, a federally charted corporation had a valid business purpose of exchanging its existing class of stock for two new classes of stock to satisfy these new capitalization requirements.32

A change in a corporation's capital structure to strengthen is financial condition has been found to be a valid business purpose. In PLR 200211035, the IRS found a permissible business purpose for a corporation that underwent an E-Reorganization by exchanging preferred stock for other preferred stock to reduce its annual dividend payments.33 In Comm'r. v. Neustadt's Trust, the court found that there was a sufficient business purpose when there was an exchange of debentures for convertible debentures for the purpose of strengthening the company's financial condition.34 Similarly, in Lorch v. Comm'r., the court found that there was a valid business purpose for undertaking a recapitalization by exchanging debentures for preferred stock to reduce the corporation's debt to avoid an involuntary liquidation.35

It may be inferred that a business purpose may be found in a corporation's desire to simplify its capital structure.36 For instance, Treasury Regulations Section 1.368-2(e) provides for examples for a non-exhaustive list of examples of what constitutes an E-Reorganization. One such example of a permissible E-Reorganization includes an exchange of preferred stock for common stock. In the context of reverse stock splits, as seen before, in Rev. Rul. 72-57, the IRS found a sufficient business purpose in which a corporation, in the judgment of its majority shareholder, undertook an E-Reorganization to simplify its capital structure for the benefit of its business by eliminating minority shareholders.37

Here, the desire to undertake the Reverse Stock Split is for BLBX to simplify its capital structure and to keep BLBX’s share price high enough to remain in compliance with Nasdaq’s listing rules. It is also intended that the Reverse Stock Split would improve the financial condition of BLBX by allowing BLBX to have access to and raise capital in public markets in the future. This should be a valid corporate business purpose.

There is no direct authority that supports the proposition that there is a business purpose for undergoing an E-Reorganization in an effort to comply with Nasdaq listing requirements. However, it does appear that the Reverse Stock Split is being done to simplify BLBX's capital structure and to improve its financial condition. Accordingly, the Reverse Stock Split should meet the requirements to be an E-Reorganization.

Finally, the step transaction doctrine is expected to not be applicable here. Considering that E-reorganizations only consist of one corporation that does not change the value of the corporation, the substance of the Merger and the A-Reorganization has not changed.

[32]	PLR 200311002.
[33]	PLR 200211035.
[34]	131 F.2d 528 (2d Cir. 1942).
[35]	70 T.C. 674 (1978), aff'd, 605 F.2d 657 (2d Cir. 1979).
[36]	See Treas. Reg. § 1.368-2(e) (i.e., an exchange of preferred stock for common stock is a recapitalization).
[37]	Rev. Rul. 72-57.

CVR ANALYSIS

There is substantial uncertainty as to the U.S. federal income tax treatment of the issuance of CVRs. Specifically, there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs would be treated as a distribution of property with respect to BLBX common stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. The CVRs have certain characteristics similar to a distribution of equity, or a “debt instrument” or an open transaction, and there is no legal authority addressing what characteristics are determinative of how contingent value rights with characteristics similar to the CVR would be taxed. As a result, it is not possible to express an opinion to the tax treatment of the issuance of the CVRs.

Applicable U.S. Treasury regulations provide that “open transaction” treatment is only available in those “rare and extraordinary cases” involving contingent payment obligations in which the “fair market value of the obligation cannot reasonably be ascertained.”38 The leading case on the open transaction method is the Supreme Court decision in Burnet v. Logan where the Court determined that it was impossible to determine with fair certainty the market value of the buyer’s agreement to pay royalties based on the amount of ore mined by a target subsidiary after closing to the taxpayer who sold stock in the target corporation.39 The Supreme Court noted that payments were “wholly contingent upon facts and circumstances not possible to foretell with anything like fair certainty” and that “the promise was in no proper sense equivalent to cash. It had no ascertainable fair market value. The transaction was not a closed one. Respondent might never recoup her capital investment from payments only conditionally promised.”

In Revenue Ruling 58-402, the IRS addressed open transactions and reiterated that the treatment was available only in rare and extraordinary cases, noting that in addition to Burnet, open transaction treatment was available in connection with a contingent reversionary remainder,40 uncertain wells subject to contracts that might not pay out,41 and uncertain payments from the Mexican government related to the disposition of land.42 The IRS, however, also noted that approximate valuations have been made in various tax cases and that the IRS would require valuation of contracts and claims to receive indefinite amounts of income, except in rare and extraordinary cases.

BLBX intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” BLBX has represented that the fair market value of the CVRs cannot be reasonably ascertained.

Here, the CVR would be viewed as a rare and extraordinary case. The CVR is only payable upon certain events and may expire if there is no triggering transaction within 24 months from the closing of the Merger. As a result, the CVR could have no value, because BLBX shareholders would receive no payment in such a scenario. Furthermore, the amount of payment, if any, is wholly dependent on the proceeds received in a future sale or partial sale of BLBX legacy assets. The structure of such transaction, the amount of assets sold and the value of such assets at the time such transaction would take place are unknown at this time, if any transaction would take place whatsoever. Because the possibility of payments, if any, is wholly contingent on facts and circumstances not possible to foretell with anything like fair certainty, the CVR would be treated as an open transaction.

[38]	Treas. Reg. § 1.1001-1(g)(2)(ii); Treas. Reg. § 15A.453-1(d)(2)(iii).
[39]	283 U.S. at 404 (1931).
[40]	Robinette v. Helvering, 318 U. S. 184, Ct. D. 1574 C. B. 1943, 1141.
[41]	Commissioner v. Edwards Drilling Co., 95 Fed. (2d) 719.
[42]	Thomas J. Brant v. Commissioner, 13 T. C. 712.

Accordingly, absent a change in law requiring otherwise, BLBX will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment (if any) on the CVRs as a distribution by BLBX for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of BLBX current or accumulated earnings and profits in the year in which such payment is made.

Because there is uncertainty relating to the tax classification of the CVRs (whether as a distribution of property, a distribution of debt or an open transaction), the Registration Statement includes summaries of the potential tax consequences of the various possibilities Furthermore, the Registration Statement recommends that taxpayers should consult their tax advisors as to the specific tax consequences of the CVRs. Because of this uncertainty, a tax opinion on the U.S. federal income tax consequences on the receipt of a CVR cannot be rendered.

CONCLUSION

The Merger should be a tax-free reorganization under Section 368(a) because the Merger should otherwise meet the requirements for an A-Reorganization and meet the requirements for a Reverse Triangular A-Reorganization.

Moreover, the Reverse Stock Split should be a valid E-Reorganization because it is an exchange of BLBX common stock for BLBX common stock and has a business purpose of complying with the Nasdaq listing requirements.

Because the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs, BLBX intends to take the position that the issuance of the CVRs constitutes an “open transaction.” However, due to the uncertainty that the receipt of the CVRs would be treated as an open transaction, an opinion on the U.S. federal income tax consequences on the receipt of a CVR is unbale to be given.

Exhibit A

1.	Form S-4

2.	Form 8-K

3.	Agreement and Plan of Merger

4.	CVR Agreement

5.	Option Agreement

Exhibit B

Certain Material U.S. Federal Income Tax Consequences Of The Merger

Qualification of the Merger as a Reorganization

A U.S. holder whose REalloys Securities are exchanged in the merger for the Blackboxstocks Stock should not recognize gain or loss in the merger. In order for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, several conditions must be satisfied, including the requirement that holders of REalloys Securities receive voting stock of Blackboxstocks in the transaction.

Generally, to be considered voting stock, stock generally must have the current right to vote in the election of corporate directors. Each share of Blackboxstocks common stock is entitled to one vote and is entitled to vote for directors. Blackboxstocks common stock, which the former holders of REalloys Securities will receive in the merger, is expected to represent an approximately 14.4% share of the vote on all matters submitted to a vote of the stockholders of the Blackboxstocks. The Blackboxstocks Series A Stock will represent approximately 84.6% of the votes on all matters submitted to a vote of the stockholders of Blackboxstocks. After the exercise of the Option Agreement, Blackboxstocks common stock is expected to represent an approximately 27.0% share of the vote and Blackboxstocks Series A Stock will represent approximately 71.2%. It is not clear if the disparity between the number of shares of Blackboxstocks common stock and its associated voting rights would cause the Blackboxstocks common stock to be treated as other than “voting stock” for federal income tax purposes.

Because of the disparity between voting rights and ownership associated with Blackboxstocks common stock and the lack of sufficient authoritative guidance in the Code and Treasury Regulations and from the IRS and courts as to the circumstances in which the Blackboxstocks common stock would not be treated as voting stock, it is uncertain whether the “voting stock” requirement is met in the Merger. Consequently, Winstead has issued an opinion that the Merger should constitute a reorganization pursuant to Section 368(a)(1)(B).

A U.S. holder’s aggregate tax basis in the Blackboxstocks Securities received in the merger should equal the aggregate tax basis of the corresponding REalloys Securities surrendered by such U.S. holder in the merger. A U.S. holder’s holding period for the Blackboxstocks Securities received in the merger should include the U.S. holder’s holding period for the corresponding REalloys Securities surrendered in the merger. Winstead PC has issued an opinion that the Merger should constitute a reorganization pursuant to Section 368(a) of the Code. The discussion herein assumes that the merger qualifies as a tax-free reorganization or tax deferred contribution under Section 368(a) of the Code unless it explicitly states otherwise.

Exhibit C

Certain Material U.S. Federal Income Tax Consequences Of The Merger

Material U.S. Federal Income Tax Treatment of the Reverse Stock Split

The reverse stock split pursuant to the Reverse Stock Split Proposal should be treated as a “recapitalization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(E) of the Code. If the IRS were to successfully challenge the status of the reverse stock split as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code, the tax consequences of the Reverse Stock Split Proposal could differ from those set forth below and U.S. holders exchanging stock of the combined company in the reverse stock split could be subject to U.S. federal income tax. For example, a recapitalization must be undertaken for a valid business purpose. The reverse stock split is intended to cause the price of the issued and outstanding common stock of the Combined Company at the effective time to equal at least $4.00 and is expected to be undertaken if the parties deem it necessary to meet Nasdaq listing requirements. It is not free from doubt that this is a valid business purpose, although there is authority that similar transactions had valid business purposes. Consequently, Winstead has issued an opinion that the reverse stock split should constitute a “recapitaliation” within the meaning of Section 368(a)(1)(E). The following discussion, as it relates to the U.S. holders of REalloys Securities assumes the reverse stock split will qualify as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code for U.S. federal income tax purposes.

A U.S. holder generally will not recognize income, gain or loss upon the consummation of the reverse stock split, except for those stockholders receiving a whole share of common stock in lieu of a fractional share. A U.S. holder’s aggregate tax basis in the stock of the combined company received in the reverse stock split will generally equal the aggregate tax basis in such U.S. holder’s pre-reverse stock split shares immediately prior to the reverse stock split, and such U.S. holder’s holding period for the shares of stock of the combined company received in the reverse stock split will include such U.S. holder’s holding period for the shares surrendered. U.S. holders that acquired different blocks of REalloys Securities at different times or at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares to particular shares of the combined company received in the reverse stock split.

A stockholder who receives a whole share of common stock in lieu of a fractional share generally may recognize gain in an amount not to exceed the excess of the fair market value of such whole shares over the fair market value of the fractional share to which the stockholder was otherwise entitled.

Exhibit D

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF CONTINGENT VALUE RIGHTS

In connection with the filing with the SEC of this Registration Statement, Winstead PC has rendered its tax opinion, a copy of which is attached as Exhibit 8.1, addressing the U.S. federal income tax consequences of the receipt of CVRs. The discussion under the heading “Certain Material U.S. Federal Income Tax Consequences of the Receipt of Contingent Value Rights” constitutes the opinion of Winstead PC.

The following discussion describes the material U.S. federal income tax consequences of the receipt of CVRs to U.S. Holders of Blackboxstocks common stock. This discussion does not purport to be a complete analysis of all potential tax consequences of from the receipt of, and payments on, the CVRs. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or differing interpretation could affect the continuing validity of this discussion. Neither Blackboxstocks nor REalloys has sought or intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position regarding the U.S. federal income tax consequences of the receipt of CVRs as discussed below.

This discussion is limited to CVR holders that hold their shares of Blackboxstocks or REalloys as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be applicable to a particular Blackboxstocks or REalloys stockholder or to Blackboxstocks or REalloys stockholders that are subject to special treatment under U.S. federal income tax laws, such as:

●	shareholders that are not U.S. holders;

●	financial institutions;

●	investors in pass-through entities, including (but not limited to) partnerships or limited liability companies treated as partnerships for tax purposes;

●	insurance companies;

●	tax-exempt organizations;

●	pension plans;

●	“controlled foreign corporations;”

●	“passive foreign investment companies;”

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	regulated investment companies or real estate investment trusts;

●	brokers or dealers in securities or currencies;

●	certain expatriates or persons whose functional currency is not the U.S. dollar;

●	traders in securities that elect to use a mark to market method of accounting;

●	persons that hold Blackboxstocks common stock or REalloys shares as part of a straddle, hedge, constructive sale, synthetic security or other integrated investment, or conversion transaction;

●	persons that received Blackboxstocks common stock or REalloys shares upon the conversion of a convertible note or any other convertible instrument;

●	persons who own 10% or more of the voting power of Blackboxstocks and who are considered “United States Shareholders” of a “controlled foreign corporation” with respect to Blackboxstocks; and

●	U.S. holders that acquired their shares of Blackboxstocks common stock or REalloys shares through the exercise of an employee stock option or otherwise as compensation.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the Exchange, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If a partnership or other entity taxed as a partnership holds REalloys common stock or Blackboxstocks common stock, the tax treatment of a partner in the partnership generally would depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the Exchange to them.

For purposes of this discussion of “CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF CONTINGENT VALUE RIGHTS”, the term “U.S. Holder” means a beneficial owner of REalloys common stock or Blackboxstocks common stock that for U.S. federal income tax purposes is:

●	a citizen or resident of the United States;

●	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

●	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

●	a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

There is substantial uncertainty as to the U.S. federal income tax treatment of the issuance of CVRs. Specifically, there is no authority directly addressing whether the issuance of contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to Blackboxstocks’ common stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Because of this uncertainty, Winstead PC is unable to issue a tax opinion on the U.S. federal income tax consequences to U.S. Holders of Blackboxstocks common stock who receive a CVR.

The CVRs have certain characteristics similar to a distribution of equity, or a “debt instrument” or an open transaction, and there is no legal authority addressing what characteristics are determinative of how contingent value rights with characteristics similar to the CVR should be taxed. As a result, it is not possible to express a definitive conclusion as to the tax treatment of the issuance of the CVRs. Applicable U.S. Treasury regulations provide that “open transaction” treatment is only available in those “rare and extraordinary cases” involving contingent payment obligations in which the “fair market value of the obligation cannot reasonably be ascertained.” Blackboxstocks intends to take the position that the fair market value of the CVRs cannot be reasonably ascertained on the date of the issuance of the CVRs and, accordingly, the issuance of the CVRs constitutes an “open transaction.” Accordingly, absent a change in law requiring otherwise, Blackboxstocks will not report the issuance of the CVRs as a current distribution of property with respect to its stock and will instead report each future cash payment (if any) on the CVRs as a distribution by Blackboxstocks for U.S. federal income tax purposes, with each such payment being reported as a dividend to the extent of Blackboxstocks current or accumulated earnings and profits in the year in which such payment is made.

If the issuance of the CVRs is treated as an “open transaction,” a U.S. Holder would not generally recognize income in respect of the CVRs at the time such CVRs are issued and would take no tax basis in the CVRs. Future cash payments (if any) on the CVRs would be treated as a distribution and constitute a dividend to the extent of the U.S. Holder’s pro rata share of Blackboxstocks current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the taxable year of such payment, then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Blackboxstocks common stock, and finally as capital gain from the sale or exchange of Blackboxstocks common stock with respect to any remaining payment. Dividends received by individual U.S. Holders are currently eligible for reduced rates of taxation applicable to long-term capital gains, provided certain holding period requirements are met.

As indicated above, there is substantial uncertainty as to the U.S. federal income tax treatment of the CVRs. If instead, the issuance of the CVRs is treated as a distribution of property, each U.S. Holder of Blackboxstocks common stock would be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such U.S. Holder on the date of the issuance. Such distribution generally would be treated as a dividend to the extent of the U.S. Holder’s pro rata share of Blackboxstocks current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Blackboxstocks common stock, and finally as capital gain from the sale or exchange of Blackboxstocks common stock with respect to any remaining value. Although not free from doubt, a future cash payment under a CVR would likely be treated as a non-taxable return of a U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, although the timing of the recovery of a U.S. Holder’s tax basis is unclear. A payment in excess of such amount may be treated as a payment with respect to a sale of a capital asset, ordinary income or dividends. Additionally, it is possible that a portion of future cash payments would constitute imputed interest and taxed as such. A U.S. Holder might recognize loss, which might be a capital loss and could be a long-term capital loss, upon the expiration of the CVR to the extent cash payments ultimately received pursuant to such CVR were less than the U.S. Holder’s adjusted tax basis in the CVRs, but whether and when such a loss would be recognized is unclear. The deductibility of capital losses is subject to limitations.

If the issuance of the CVRs is treated as a distribution of equity, U.S. Holders would generally not recognize gain or loss as a result of the issuance of the CVRs. Depending on the fair market value of the CVRs and the Blackboxstocks common stock on the date that the CVRs are issued, each U.S. Holder’s tax basis in such holder’s Blackboxstocks common stock would be allocated between such U.S. Holder’s Blackboxstocks common stock and such U.S. Holder’s CVRs. The holding period of such CVRs would include the U.S. Holder’s holding period of such holder’s Blackboxstocks common stock. Future payments on a CVR received by a U.S. Holder would likely be treated as dividends to the extent of the U.S. Holder’s pro rata share of Blackboxstocks’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the CVR, and finally as capital gain from the sale or exchange of the CVR with respect to any remaining value.

If the CVRs are treated as one or more “debt instruments,” then payments received with respect to the CVRs would likely be treated as payments in retirement of a “debt instrument,” except to the extent of interest imputed under the Code. If this tax treatment were to apply, interest generally would be imputed under complex rules. In such a case, a U.S. Holder would be required to include any such interest in income on an annual basis, whether or not currently paid.

The tax consequences to U.S. Holders of the receipt of CVRs are subject to substantial uncertainty and may also depend on the U.S. Holder’s particular facts and circumstances. Because of this uncertainty, Winstead PC is unable to issue a tax opinion on the U.S. federal income tax consequences to U.S. Holders of Blackboxstocks common stock who receive a CVR. U.S. Holders should consult their tax advisors as to the specific tax consequences to them.